Exhibit 12.1

MicroVision, Inc.

Computation of Ratio of Earnings to Cover Fixed

Charges and Preferred Dividends

(In thousands)

	Nine Months Ended September 30, 2017	2012	2013	2014	2015	2016
Pre-tax loss from continuing operations	$(16,382)	(22,693)	(13,178)	(18,120)	(14,542)	(16,472)
Fixed charges	9	34	15	5	6	9

Earnings (losses) available to cover fixed charges	(16,373)	(22,659)	(13,163)	(18,115)	(14,536)	(16,463)

Fixed charges
Interest on indebtedness	7	30	12	3	2	7
Interest attributable to rental property (a)	2	4	3	2	4	2
Preferred stock dividend requirements	—	—	—	—	—	—

	9	34	15	5	6	9

Ratio of earnings to cover fixed charges (b)	N/A	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	$16,382	22,693	13,178	18,120	14,542	16,472

(a)	Based on a reasonable approximation of the interest factor.
(b)	As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.